Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 MAY 26 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

14th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

04030448

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 14th May 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

CMF/nay/ADR

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 14-05-2004 05:24:23 PM
Submitted by S DARBY on 14-05-2004 05:27:40 PM
Reference No SD-040507-4EC86

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 900,000 shares
Disposal of 685,500 shares)

Details of changes

Type of transaction	Date of change	No.of securities	Price transacted (RM)
* **Acquired**	* **07-04-2004**	* **300,000**	
Acquired	**08-04-2004**	**250,000**	
Disposed	**09-04-2004**	**200,000**	
Acquired	**12-04-2004**	**150,000**	
Disposed	**12-04-2004**	**158,200**	
Acquired	**14-04-2004**	**100,000**	
Acquired	**15-04-2004**	**100,000**	
Disposed	**21-04-2004**	**200,000**	
Disposed	**22-04-2004**	**127,300**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**

Direct (units) : **367,556,105**
Direct (%) : **15.62**

	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **367,556,105**
*	Date of notice	: **22-04-2004**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board ("EPF") were dated 7th, 9th, 13th, 14th, 16th and 22nd April 2004.

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 MAY 26 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

20 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 5

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4868

We enclose a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to the disclosure of dealings in the ordinary shares of Sime Darby Berhad ("SDB") and Hyundai-Berjaya Corporation Berhad ("HBCorp") by SDB and/or Space Tracks Sdn Bhd ("STSB"), persons acting in concert with SDB and/or STSB and/or persons connected to them pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 - released on 17 and 18 May 2004 respectively.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

NZ/nor/ADR

Incorporated in Malaysia
DIRECTORS: TAN SRI DATO' SERI AHMAD SARJI BIN ABDUL HAMID (CHAIRMAN) • TUNKU TAN SRI DATO' SERI AHMAD YAHAYA (DEPUTY CHAIRMAN)
TAN SRI NIK MOHAMED YAACOB (GROUP CHIEF EXECUTIVE) • MARTIN GILES MANEN • TAN SRI ABU TALIB BIN OTHMAN • TAN SRI DATUK DR. AHMAD TAJUDDIN ALI • DATO' AZMAN YAHYA
DR. DAVID LI KWOK PO • DATUK KHATIJAH AHMAD • MICHAEL WONG KUAN LEE • MICHAEL WONG PAKSHONG • RAJA TAN SRI MUHD ALIAS BIN RAJA MUHD ALI

Form Version 2.0

General Announcement

Reference No MM-040517-39919

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yein Fun/Lin Shueh Fen**
* Designation	:	**Director/Associate Director, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP

- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 17 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

Table 1
Transactions Involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
14.5.2004	Permodalan Nasional Berhad	Acquisition of SDB Shares	200,000	Average price of RM5.20 per Share
14.5.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Acquisition of SDB Shares	226,500	Average price of RM5.19 per Share

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Form Version 2.0
General Announcement
Reference No MM-040518-41736

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Foong Yeln Fun/Lin Shueh Fen**
* Designation	:	**Director/Associate Director, CF**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
SIME DARBY BERHAD ("SDB")

MANDATORY TAKE-OVER OFFER BY SPACE TRACKS SDN BHB ("STSB"), A WHOLLY-OWNED SUBSIDIARY OF SDB, TO ACQUIRE THE REMAINING SHARES AND WARRANTS IN HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") NOT HELD BY IT UPON COMPLETION OF THE PROPOSED ACQUISITION OF 51% EQUITY INTEREST IN HBCORP
- Disclosure of Dealings Pursuant to the Malaysian Code on Take-Overs and Mergers, 1998 ("Code")

* **Contents :-**

We refer to the above matter.

Pursuant to Section 32 of the Code, AmMerchant Bank Berhad ("**AmMerchant Bank**") wishes to announce on behalf of SDB and STSB, the dealings in the ordinary shares of SDB and HBCorp as well as warrants of HBCorp (collectively, "**Affected Securities**") by SDB and/or STSB, persons acting in concert with SDB and/or STSB and/or the persons connected to them as set out in Section 32 of the Code (collectively the "**Parties**").

The details of the dealings in the Affected Securities by the Parties are set out in Table 1 below.

Any disclosures made by AmMerchant Bank pursuant to Section 32 of the Code, on behalf of the relevant Parties, are based on the disclosures as furnished to us by SDB. AmMerchant Bank shall not be responsible for any omission and/or error in such disclosure to the authorities.

This announcement is dated 18 May 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

TABLE 1.doc

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 1
Transactions involving SDB Shares

Date of Transaction	Name of Party	Description of Transaction	No. of Shares	Transaction Price (RM)
17.5.2004	Permodalan Nasional Berhad	Acquisition of SDB Shares	300,000	Average price of RM5.08 per Share
17.5.2004	Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Acquisition of SDB Shares	432,600	Average price of RM5.07 per Share

[illegible] Merchant Bank Berhad ([illegible]-V)
[illegible] Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 MAY 26 A 9: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

26 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 18

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the results of Sime Darby Berhad for the third quarter ended 31 March 2004 - released on 26 May 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

/sdb/suspension-request

Form Version 2.0

Financial Results

Submitted by S DARBY on 26-05-2004 05:15:55 PM
Reference No SD-040518-65809

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : **31-03-2004**
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : **30-06-2004**
* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

balance sheet_MacKLSE2004.c profit&loss acc_MacKLSE2004.c

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2004**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31-03-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-03-2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31-03-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-03-2003 [dd/mm/yyyy] RM'000
1	Revenue	3,694,546	3,146,878	10,901,112	10,159,870
2	Profit/(loss) before tax	300,906	253,447	983,489	916,828
3	Profit/(loss) after tax and minority interest	200,095	148,244	646,881	568,719

4	Net profit/(loss) for the period	200,095	148,244	646,881	568,719
5	Basic earnings/(loss) per share (sen)	8.60	6.40	27.80	24.40
6	Dividend per share (sen)	0.00	0.00	6.00	5.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	3.5500	3.4100

Remarks :
The interim gross dividend of 5.0 sen per share less Malaysian tax at 28%, which was declared in the previous quarter, was paid on 21st May 2004.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31-03-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-03-2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31-03-2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-03-2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	309,067	249,303	962,747	885,677
2	Gross interest income	15,022	9,979	41,722	29,429
3	Gross interest expense	21,317	23,788	66,312	48,295

Note: The above Information is for the Exchange internal use only.

FILE NO. : 82-496

Sime Darby Berhad

(Company No. 41759-M)

QUARTERLY REPORT

On consolidated results for the third quarter ended 31st March 2004

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the third quarter ended 31st March 2004

	Note	Quarter ended 31st March 2004	2003	%	Three quarters ended 31st March 2004	2003	%
		RM Million		+/-	RM Million		+/-
Revenue	A8	3,694.5	3,145.9	+ 17	10,901.1	10,159.9	+ 7
Operating expenses		(3,388.6)	(2,909.3)	+ 16	(10,023.9)	(9,325.0)	+ 7
Other operating income		3.1	12.7		85.5	50.8	
Operating profit		309.0	249.3	+ 24	962.7	885.7	+ 9
Share of results of jointly controlled entities		(4.2)	2.4		0.8	2.4	
Share of results of associated companies		(1.9)	10.7		24.0	18.5	
Profit before interest	A8	302.9	262.4	+ 15	987.5	906.6	+ 9
Investment and interest income		19.3	14.8		62.3	58.6	
Finance costs		(21.3)	(23.8)		(66.3)	(48.3)	
Profit before taxation		300.9	253.4	+ 19	983.5	916.9	+ 7
Taxation	B5	(78.7)	(79.0)		(251.1)	(247.4)	
Share of taxation of associated companies	B5	(2.1)	(3.7)		(6.3)	(6.4)	
Profit after taxation		220.1	170.7	+ 29	726.1	663.1	+ 10
Minority interests		(20.0)	(22.5)		(79.2)	(94.4)	
Net profit for the period		200.1	148.2	+ 35	646.9	568.7	+ 14
		Sen	Sen		Sen	Sen	
Earnings per share							
- Basic	B14	8.6	6.4	+ 35	27.8	24.4	+ 14
- Diluted	B14	8.5	6.4	+ 33	27.7	24.4	+ 14

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Unaudited Condensed Consolidated Balance Sheet

	Note	31st March 2004 RM Million	Audited 30th June 2003 RM Million
SHARE CAPITAL		1,171.6	1,163.1
RESERVES		7,207.9	6,806.1
SHAREHOLDERS' FUNDS		8,379.5	7,969.2
MINORITY INTERESTS		1,207.1	1,243.2
		9,586.6	9,212.4
NON-CURRENT LIABILITIES			
Loans and financing	B10	1,765.8	1,799.4
Deferred taxation liabilities		250.7	294.4
		2,016.5	2,093.8
		11,603.1	11,306.2
CURRENT ASSETS			
Inventories		2,867.2	3,112.4
Trade and other receivables		2,436.3	2,156.2
Short term investment		53.3	298.0
Cash held under Housing Development Accounts		251.5	137.4
Bank balances, deposits and cash		2,036.8	2,240.6
		7,645.1	7,944.6
CURRENT LIABILITIES			
Trade and other payables		2,491.4	2,783.1
Provisions		87.0	95.1
Short term borrowings	B10	486.8	385.9
Current taxation		142.4	168.3
Dividend payable		83.8	–
		3,291.4	3,432.4
NET CURRENT ASSETS		4,353.7	4,512.2
NON-CURRENT ASSETS			
Trade and other receivables		412.2	373.9
Deferred taxation assets		321.2	320.1
Investments		1,072.8	653.2
Associated companies		640.8	496.0
Jointly controlled entities		5.8	3.9
Real property assets		279.9	234.3
Property, plant and equipment	A9	4,457.4	4,675.3
Intangible assets		59.3	37.3
		7,249.4	6,794.0
		11,603.1	11,306.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		355	341

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Unaudited Condensed Consolidated Statement of Changes in Equity for the three quarters ended 31st March 2004

	Non-distributable					Distributable	
	Share capital RM Million	Share premium RM Million	Revaluation reserves RM Million	Capital reserves RM Million	Exchange reserves RM Million	Retained profits RM Million	Total RM Million
At 1st July 2003	1,163.1	2,384.2	78.2	209.2	578.2	3,556.3	7,969.2
Translation of opening reserves	–	–	–	–	169.7	–	169.7
Translation differences	–	–	–	–	(0.5)	–	(0.5)
Goodwill written off	–	–	–	–	–	(44.9)	(44.9)
Net gains not recognised in income statement	–	–	–	–	169.2	(44.9)	124.3
Transfer to retained profits in respect of sale of property			(2.2)	–	–	2.2	–
Net profit for the period	–	–	–	–	–	646.9	646.9
Dividend for the year ended							
- Final (30th June 2003)	–	–	–	–	–	(361.1)	(361.1)
- Interim (30th June 2004)	–	–	–	–	–	(83.8)	(83.8)
Issue of shares	8.5	75.5	–	–	–	–	84.0
At 31st March 2004	1,171.6	2,459.7	76.0	209.2	747.4	3,715.6	8,379.5
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	–	–	(33.7)	–	–	287.4	253.7
- as restated	1,163.0	2,383.8	79.0	224.1	419.3	3,172.9	7,442.1
Translation of opening reserves	–	–	–	–	61.3	–	61.3
Translation differences	–	–	–	–	3.7	–	3.7
Goodwill written off	–	–	–	–	–	(48.6)	(48.6)
Net gains not recognised in income statement	–	–	–	–	65.0	(48.6)	16.4
Net profit for the period	–	–	–	–	–	568.7	568.7
Dividend for the year ended							
- Final (30th June 2002)	–	–	–	–	–	(312.6)	(312.6)
- Interim (30th June 2003)	–	–	–	–	–	(83.7)	(83.7)
Issue of shares	0.1	0.5	–	–	–	–	0.6
At 31st March 2003	1,163.1	2,384.3	79.0	224.1	484.3	3,296.7	7,631.5

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2004

	Three quarters ended 31st March 2004		Three quarters ended 31st March 2003	
	RM Million	RM Million	RM Million	RM Million
Profit after taxation		726.1		663.1
Adjustments for :				
Unusual items		(57.5)		(37.0)
Share of results of associated companies and jointly controlled entities		(24.8)		(20.9)
Depreciation and amortisation of intangible assets		251.4		255.8
Taxation		257.4		253.8
Surplus on disposal of property, plant and equipment		(35.1)		(38.4)
Others		4.0		–
		1,121.5		1,076.4
(Increase)/Decrease in working capital				
Inventories		212.3		58.9
Trade and other receivables		(585.8)		(101.3)
Cash held under Housing Development Accounts		(114.1)		(65.8)
Trade and other payables and provisions		(108.9)		(195.9)
Cash generated from operations		524.9		772.3
Taxation paid		(270.5)		(246.2)
Dividends from associated companies		21.3		9.9
Net cash inflow from operating activities		275.7		536.0
Investing activities				
Purchase of investments	(443.1)		(640.5)	
Purchase of associated and subsidiary companies	(223.2)		(107.9)	
Capital distribution to minority interests in subsidiary company	(38.8)		–	
Purchase of property, plant and equipment	(472.8)		(391.1)	
Purchase of intangible assets	(25.4)		–	
Proceeds from sale of investments	82.9		450.4	
Proceeds from sale of associated and subsidiary companies	434.8		–	
Proceeds from sale of property, plant and equipment	142.2		108.3	
Proceeds from shares issued to minority interest	4.7		4.9	
Proceeds from sale of real property assets	–		0.8	
Net cash outflow from investing activities		(558.7)		(575.1)
Financing activities				
Proceeds from shares issued under Sime Darby Employees' Share Option Scheme	84.0		0.6	
Proceeds from term loan	3.1		933.9	
Short term borrowings raised/(repaid)	167.6		(85.7)	
Dividends paid to shareholders of Sime Darby Berhad	(361.1)		(312.6)	
Dividends paid to minority interests in subsidiary companies	(52.0)		(61.9)	
Net cash (outflow)/inflow from financing activities		(158.4)		474.3
Decrease in cash and cash equivalents		(441.4)		435.2
Cash and cash equivalents at beginning of the period		2,412.9		1,496.0
Foreign exchange differences		28.8		4.4
Cash and cash equivalents at end of the period		2,000.3		1,935.6

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2004 (cont'd)

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

	Three quarters ended 31st March 2004	Three quarters ended 31st March 2003
	RM Million	RM Million
Bank balances, deposits and cash	2,036.8	1,983.7
Bank overdrafts – secured	-	(4.2)
– unsecured	(36.5)	(43.9)
	2,000.3	1,935.6

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2003.

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Notes on the quarterly report – 31st March 2004
Amounts in RM million unless otherwise stated

A. EXPLANATORY NOTES AS PER MASB STANDARD NO. 26

A1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2003.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2003 except for the adoption of the following new MASB standards :

- MASB Standard No. 28 "Discontinuing Operations"
- MASB Standard No. 29 "Employee Benefits"

The adoption of MASB Standard No. 28 did not have any effect on the net profit or shareholders' funds of the Group as no event or transaction of the nature specified by the standard took place in the current or comparative periods.

The adoption of MASB Standard No. 29 has no material impact on the earnings and net tangible assets of the Group.

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2003.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

A4. Unusual items

	Quarter ended 31st March		Three quarters ended 31st March	
	2004	**2003**	**2004**	**2003**
Operating profit includes the following:				
Gain on disposal of investments	(0.3)	–	1.0	33.0
Gain/(Loss) on disposal of associated and subsidiary companies	2.8	–	73.1	(0.8)
Surplus on disposal of properties	0.6	12.7	11.4	17.8
Provision for reorganisation expenses and severance cost	(1.1)	(1.0)	(4.0)	(2.3)
Impairment losses on property, plant and equipment	(4.0)	(10.7)	(4.1)	(10.9)
Provision for claim	–	–	(20.0)	–
Others	0.1	0.5	0.1	0.2
	(1.9)	1.5	57.5	37.0

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Notes on the quarterly report – 31st March 2004
Amounts in RM million unless otherwise stated

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the preceding quarter of the current financial year or in the previous financial year that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

During the three quarters ended 31st March 2004, 13,899,000, 2,881,000 and 244,000 new ordinary shares of RM0.50 each were issued at prices of RM4.90, RM5.08 and RM5.09 respectively pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme. As at 31st March 2004, options over 65,874,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter under review.

A7. Dividend

The final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 4.0 sen per share tax exempt for the financial year ended 30th June 2003 was paid on 12th December 2003.

The interim gross dividend of 5.0 sen per share less Malaysian tax at 28%, which was declared in the previous quarter, was paid on 21st May 2004.

A8. Segmental reporting

Primary reporting format – Business segments	Three quarters ended 31st March 2004		Three quarters ended 31st March 2003	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,152.1	290.0	1,032.7	215.0
Property	558.8	237.3	543.6	172.7
Heavy Equipment	2,438.7	161.4	2,091.8	176.2
Motor Vehicle	3,879.8	165.4	3,470.0	185.3
Energy	561.2	143.7	477.7	118.4
General Trading, Services and Others	2,310.5	(10.3)	2,544.1	39.0
	10,901.1	987.5	10,159.9	906.6
Investment and interest income		62.3		58.6
Finance costs		(66.3)		(48.3)
		983.5		916.9

A9. Property, plant and equipment

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2003.

FILE NO : 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2004
Amounts in RM million unless otherwise stated

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements is as follows:

	As at 31st March 2004	As at 30th June 2003
Contracted	176.7	119.1
Not contracted	68.1	207.3

A11. Significant post balance sheet event

There was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 19th May 2004.

A12. Changes in the composition of the Group

The changes in the composition of the Group during the quarter under review were as follows :

On 15th January 2004, Sime Oleander Sdn. Bhd. disposed of its 100% equity interest in Sybase Distribution Sdn. Bhd.

On 10th March 2004, SD Holdings Berhad acquired 200,000 shares representing 100% equity interest in Pinar Baiduri Sdn. Bhd., a property holding company.

On 16th March 2004, Sime Darby (Thailand) Limited acquired 993 shares, representing 99.3% equity interest in Viking Motors Limited, which will be operating retail dealerships for Volvo cars in Thailand.

On 19th March 2004, Westminster Travel Limited acquired 245,000 shares, representing 49% equity interest in Business Travel International Westminster (Hong Kong) Limited ('BTI'). BTI is a travel agency servicing mainly global and international corporate clients.

On 30th March 2004, Tractors Malaysia (1982) Sdn. Bhd., a wholly owned subsidiary of Tractors Malaysia Holdings Berhad entered into a Sale and Purchase Agreement with Caterpillar Financial Services Corporation for the disposal of 2,160,000 ordinary shares of RM1.00 each representing an equity interest of 11% in Caterpillar Financial Services Malaysia Sdn. Bhd. ('CFSM') to Caterpillar Financial Services Corporation. Following the disposal, Tractors Malaysia (1982) Sdn. Bhd. and Caterpillar Financial Services Corporation will hold an equity interest of 40% and 60% respectively in CFSM. CFSM is a credit company providing hire purchase and leasing finance for heavy equipment.

The above changes in the composition of the Group have no material impact on the earnings and net tangible assets of the Group.

A13. Contingent liabilities – unsecured

	As at 19th May 2004	As at 30th June 2003
Trade and performance guarantees	1,880.7	1,632.4
Claims pending against subsidiaries	37.6	19.9
	1,918.3	1,652.3

SIME DARBY BERHAD
(Company No: 41759-M)

FILE NO : 82-4968

Notes on the quarterly report – 31st March 2004
Amounts in RM million unless otherwise stated

B. ADDITIONAL INFORMATION REQUIRED UNDER BURSA MALAYSIA SECURITIES BERHAD'S LISTING REQUIREMENTS

B1. Review of results for the quarter and three quarters ended 31st March 2004

	Quarter ended 31st March		Three quarters ended 31st March	
	2004	2003	2004	2003
Plantations	64.7	68.0	215.9	202.7
Property	82.4	52.3	237.3	171.8
Heavy Equipment	60.1	52.6	158.3	176.2
Motor Vehicle	60.6	48.6	165.8	185.3
Energy	42.6	50.8	143.7	118.4
General Trading, Services and Others	(5.6)	(11.4)	9.0	15.2
	304.8	260.9	930.0	869.6
Unusual items (Note A4)	(1.9)	1.5	57.5	37.0
Profit before interest	302.9	262.4	987.5	906.6

The Plantations Division benefited from the continued buoyant palm products prices and recorded increased profit for the nine months to 31st March 2004 compared to the previous corresponding period. However, profit for the current quarter dipped as the continued strength of palm oil prices also translated into higher raw material costs and lower profit for the Division's refinery operations. Average selling prices of crude palm oil transacted were RM1,776 (31st March 2003 – RM1,560) per tonne for the quarter and RM1,604 (31st March 2003 – RM1,453) per tonne for the nine months todate. The results of the previous corresponding quarter included a share of profit of IOI Oleochemical Industries Berhad of RM7.9 million.

The continued good response to landed residential property launches in the Putra Heights and Ara Damansara development contributed to the better profit of the Property Division. The results for the nine months to 31st March 2004 also included a RM25 million surplus on disposal of properties previously held as property, plant and equipment.

Although the Malaysian and the China Heavy Equipment operations saw increased deliveries to the infrastructure construction sector, these were insufficient to offset the decline in profit in Hastings Deering and the Heavy Equipment Division as a whole for the nine months todate. Margin was eroded due to Caterpillar periodically reducing its recommended Australian pricing to reflect the weaker US Dollar.

The Motor Vehicle Division posted higher profit for the quarter under review compared to the previous corresponding quarter, with the China and Singapore operations achieving better profits. Aggressive marketing of the luxury marques coupled with support from principals contributed to the improved performance. The year todate results were adversely affected by the unfavourable currency exchange rates particularly the Euro and reduction in sales of the BMW range of vehicles in the Malaysian operations.

The Energy Division's results for the nine months to 31st March 2004 include a RM28 million contribution from Laem Chabang Power Co. Ltd., a wholly owned subsidiary company acquired on 30th December 2002 compared to RM7 million in the previous corresponding period. The lower profit for the current quarter is explained in Note B2.

The General Trading, Services and Others Division's results for the year todate were affected by the reduced profit from the tyre manufacturing operations due to rising natural rubber and other raw material prices, and the change of status from subsidiary to associated companies.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2004
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 31st March 2004		Preceding quarter ended 31st December 2003	
		%		%
Plantations	64.7	21.2	69.2	22.7
Property	82.4	27.0	79.0	25.9
Heavy Equipment	60.1	19.7	52.5	17.2
Motor Vehicle	60.6	19.9	57.3	18.8
Energy	42.6	14.0	48.0	15.7
General Trading, Services and Others	(5.6)	(1.8)	(1.2)	(0.3)
	304.8	100.0	304.8	100.0
Unusual items (Note A4)	(1.9)		7.7	
Profit before interest	302.9		312.5	

The traditionally lower crop production accounted for the drop in profit of the Plantations Division compared to preceding quarter, despite the generally strong palm products prices. The average selling price of crude palm oil realised during the current quarter was RM1,776 per tonne and RM969 per tonne for palm kernel as compared to an average of RM1,621 per tonne and RM736 per tonne respectively in the preceding quarter.

The Property Division continued to enjoy good demand for its competitively priced landed residential properties in the Putra Heights and Ara Damansara townships.

In the Heavy Equipment Division, Hastings Deering recorded higher profit over the preceding quarter driven by the strong coal mining sector in particular and the Australian economy in general.

Luxury marques aggressively marketed by the Singapore operations contributed to the improved results for the current quarter for the Motor Vehicle Division.

The Energy Division's profit for the quarter has been reduced by cost overruns on certain projects currently being undertaken and the non-recognition of any share of profits from the Malaysia-China Hydro JV which is undertaking the CW2 package for the Bakun Hydroelectric Project due to construction works being at an early stage of the contract.

B3. Current year prospects

Barring unforeseen circumstances, the Board is optimistic that the overall results of the Group will remain satisfactory given the strong palm products prices and the expectation that the performance of the other core businesses will be maintained.

B4. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

Amounts in RM million unless otherwise stated

B5. Taxation

	Quarter ended 31st March		Three quarters ended 31st March	
	2004	2003	2004	2003
In respect of the current period :				
- Income tax	69.6	80.5	236.5	245.3
- Deferred tax	8.1	(6.6)	14.1	(3.5)
	77.7	73.9	250.6	241.8
In respect of prior years :				
- Income tax	1.0	5.1	0.5	5.6
	78.7	79.0	251.1	247.4
Share of taxation of associated companies	2.1	3.7	6.3	6.4
	80.8	82.7	257.4	253.8

The effective tax rates for the current quarter and three quarters ended 31st March 2004 of 26.9% and 26.2% respectively were lower than the statutory tax rate of 28% mainly due to the effects of the lower rates of income tax applicable to profits of certain overseas subsidiary companies and the non-taxable gain on disposal of an associated company.

B6. Profit/(loss) on sale of unquoted investments and properties

Profit on sale of unquoted investments and properties during the quarter and three quarters ended 31st March 2004 is set out in Note A4.

B7. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during:	Quarter ended 31st March 2004	Three quarters ended 31st March 2004
- Total purchases	–	430.8
- Total disposals	–	270.0
- Total (loss)/gain on disposal	–	–

Balances:	As at 31st March 2004
- Cost	988.4
- Carrying value	975.4
- Market value	1,018.2

The market value of these investments as at 31st March 2004 approximated their fair value.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2004
Amounts in RM million unless otherwise stated

B8. Status of corporate proposals

1. On 25 February 2004, Sime Darby Berhad ('SDB') announced that it had entered into a conditional Share Sale Agreement ('SSA') with Tenaga Nasional Berhad ('TNB') to acquire from TNB, the following instruments:

   i. 22,500 ordinary shares of RM1.00 in Port Dickson Power Berhad ('PDP'), out of the 30,000 ordinary shares held by TNB;

   ii. 22,500 redeemable preference shares of RM1.00 each ('RPS') in PDP, out of the 30,000 RPS held by TNB;

   iii. 22,455,000 subordinated unconvertible redeemable unsecured loan stocks with a nominal value of RM1.00 per stock unit ('Loan Stocks') issued by PDP, out of the 29,940,000 Loan Stocks registered in the name of TNB; and

   iv. all the 20,000 ordinary shares of RM1.00 each in JanaUrus PDP Sdn Bhd ('JPSB') held by TNB,

   (collectively referred to as 'the Acquisition') for a total cash consideration of RM105.50 million. Upon completion, SDB will hold 75% and 100% of the equity of PDP and JPSB respectively.

   The Acquisition is conditional upon approvals being obtained from the Foreign Investment Committee Section ('FIC') and the Energy Section of the Economic Planning Unit of the Prime Minister's Department, within three months from the date of the SSA. The approval from the FIC was received on 6 May 2004 and is subject to the approval of the Energy Section of the Economic Planning Unit.

2. On 26 March 2004, SDB announced that its wholly-owned subsidiaries, Consolidated Plantations Berhad ('CPB') and Sime Darby Edible Products Limited ('SDEPL') had entered into a Share Swap Agreement with Agro-Innovation (S) Pte Ltd ('Agro'). Under the agreement, the shares held by CPB and SDEPL in Aero-Green Technology (S) Pte Ltd ('AGT') will be swapped with the shares held by Agro in Sime Aerogreen Technology Sdn Bhd ('SAT') and Sime Aerogreen Research Sdn Bhd ('SAR'), resulting in CPB holding 100% of the equity of both SAT and SAR, and Agro holding 100% of the equity of AGT. The agreement is conditional upon CPB procuring an exclusive direct licence to use the aeroponic technology developed by the Nanyang Technological University / National Institute of Education of Singapore, which to-date, has not been procured.

3. On 2 April 2004, AmMerchant Bank Berhad, on behalf of SDB, announced that SDB's wholly-owned subsidiary, Space Tracks Sdn Bhd ('STSB'), proposes to acquire from Berjaya Group Berhad ('BGroup') and several others to be procured by BGroup, the following securities:

   i. 92,208,000 ordinary shares, representing 51% equity interest in Hyundai-Berjaya Corporation Berhad ('HBCorp'), and 34,578,000 warrants, comprising 51% of the total warrants issued by HBCorp for an aggregate cash consideration of RM488,702,400 or RM4.10 per share and RM3.20 per warrant;

   ii. 3,060,000 ordinary shares, representing 51% equity interest in Hyumal Motors Sdn Bhd for a cash consideration of RM76,500,000 or RM25.00 per share;

   iii. 51,000,000 ordinary shares, representing 51% equity interest in Inokom Corporation Sdn Bhd for a cash consideration of RM76,500,000 or RM1.50 per share;

   ('collectively referred to as 'the Acquisition'). The Acquisition is subject to, inter alia, the following:

   i. the execution of separate sale and purchase agreements based on terms to be mutually agreed upon between the parties; and

   ii. the approval of the relevant regulatory authorities.

   To-date, none of the conditions have been fulfilled. STSB will undertake a mandatory take-over offer to acquire the remaining shares and warrants in HBCorp upon completion of the Acquisition, in accordance with the Malaysian Code on Take-Over and Mergers, 1998.

Amounts in RM million unless otherwise stated

B8. Status of corporate proposals (continued)

4. On 7 May 2004, SDB announced that its wholly-owned subsidiary, Sime Singapore Limited ('SSL') had entered into agreements with Jardine Cycle & Carriage Limited ('JC&C') for the acquisition by SSL, through its subsidiary, Sime Darby Motor Group (NZ) Limited, of the entire issued and paid-up share capital of the following wholly-owned subsidiaries of JC&C ('the Acquisition'):

   i. Truck Investments Limited and its following subsidiaries:
      a. Motor Truck Distributors (NZ) Limited
      b. Hino Distributors NZ Limited
      c. Truck Stops (NZ) Limited
      d. ERF Man and Western Star (NZ) Limited
      e. Palmerston North Motors Wholesale Limited
   ii. UD Truck Distributors (NZ) Limited
   iii. Cycle & Carriage (City) Limited
   iv. Cycle & Carriage (Pakuranga) Limited
   v. Cycle & Carriage (North Shore) Limited

   The Acquisition is conditional upon, amongst others, the approval of the New Zealand Overseas Investment Commission. To-date, the said approval has not been obtained.

B9. Status of utilisation of proceeds raised from any corporate proposal

As at 19th May 2004, the proceeds of the RM500 million Al Murabahah Medium Term Notes had been utilised to fund capital expenditure and investments of the Group.

B10. Group borrowings

	As at 31st March 2004
Loans and financing - Non-current	
Term loans (secured)	26.8
Term loans (unsecured)	1,239.0
Al Murabahah Medium Term Notes (unsecured)	500.0
	1,765.8
Short term borrowings - Current	
Bank overdrafts	
- unsecured	36.5
Portion of term loans due within one year	
- unsecured	37.0
Other unsecured short term borrowings	413.3
	486.8

Amounts in RM million unless otherwise stated

B10. Group borrowings (continued)

The Group borrowings analysed by currency are as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	559.9	326.7
Australian dollar	229.6	1.8
Hong Kong dollar	–	64.8
Singapore dollar	–	5.5
Thai baht	71.4	23.4
Chinese renminbi	–	32.0
New Zealand dollar	26.8	0.7
Pound sterling	–	22.8
US dollar	878.1	9.1
	1,765.8	486.8

The secured term loans are secured by a charge on the property, plant and equipment of a subsidiary company with net book value of RM40.4 million at the balance sheet date.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 31st March 2004 were 3.4% and 3.3% respectively per annum.

The RM500 million 7-year Al Murabahah Medium Term Notes, under the RM1,500 million Al Murabahah Commercial Paper and Medium Term Note Programme were issued at par with a profit rate of 4.38% per annum.

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiary companies in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, the transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at the contracted rates.

As at 19th May 2004, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM1,185.6 million and RM281.4 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 18 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiary companies which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals. Included in one of the swap contracts was a contract with interest rate cap and floor terms.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and Australian dollars were as follows:

Later than 1 year and not later than 5 years	RM299.6 million

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments because of low risk of non-performance by counterparties.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 23 on page 53 of the annual financial statements for the year ended 30th June 2003.

B12. Material litigation

Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ('Sime Darby') for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. As the plaintiffs' shares in Sime Bank have since been acquired by RHB Bank Berhad, the plaintiffs have dropped their claim for the declaration of the said mandatory general offer to acquire the plaintiffs' shares and confined their claim to unspecified damages instead. On 31st March 2003, the High Court had decided in favour of the former minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs have yet to be assessed, and will be the subject matter of further hearings.

Sime Darby filed notices of appeal against the decision of the High Court on 24th April 2003. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against Sime Darby.

B13. Dividend

No dividend has been declared for this financial quarter.

B14. Earnings per share

	Quarter ended 31st March		Three quarters ended 31st March	
	2004	2003	2004	2003
Basic earnings per share				
Net profit for the quarter (RM million)	200.1	148.2	646.9	568.7
Weighted average number of ordinary shares in issue (million)	2,330.1	2,326.2	2,327.7	2,326.2
Basic earnings per share (sen)	8.6	6.4	27.8	24.4
Diluted earnings per share				
Net profit for the quarter (RM million)	200.1	148.2	646.9	568.7
Weighted average number of ordinary shares in issue (million)	2,330.1	2,326.2	2,327.7	2,326.2
Adjustment for share options (million)	11.7	2.7	7.4	2.0
Weighted average number of ordinary shares for diluted earnings per share (million)	2,341.8	2,328.9	2,335.1	2,328.2
Diluted earnings per share (sen)	8.5	6.4	27.7	24.4

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
26th May 2004

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

RECEIVED
2004 MAY 26 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

26th May 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the resignation of Dato' Mohamed Azman bin Yahya as an Independent and Non-Executive Director with effect from 31st May 2004 - released on 26th May 2004;

2. public announcement in relation to the redesignation of Tan Sri Nik Mohamed bin Nik Yaacob from Chief Executive Officer to Non-Independent and Non-Executive Director with effect from 12th June 2004 - released on 26th May 2004; and

3. public announcement in relation to the appointment of Dato' Haji Ahmad Zubair @ Ahmad Zubir bin Haji Murshid as Chief Executive Officer with effect from 13th June 2004 - released on 26th May 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

Ggk/jg/SC-ADR-Announcement/hd

Incorporated in Malaysia
DIRECTORS: TAN SRI DATO' SERI AHMAD SARJI BIN ABDUL HAMID (CHAIRMAN) • TUNKU TAN SRI DATO' SERI AHMAD YAHAYA (DEPUTY CHAIRMAN)
TAN SRI NIK MOHAMED YAACOB (GROUP CHIEF EXECUTIVE) • MARTIN GILES MANEN • TAN SRI ABU TALIB BIN OTHMAN • TAN SRI DATUK DR. AHMAD TAJUDDIN ALI • DATO' AZMAN YAHYA
DR. DAVID LI KWOK PO • DATUK KHATIJAH AHMAD • MICHAEL WONG KUAN LEE • MICHAEL WONG PAKSHONG • RAJA TAN SRI MUHD ALIAS BIN RAJA MUHD ALI

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 26-05-2004 05:24:06 PM
Reference No SD-040526-46714

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Date of change	:	**31-05-2004**
* Type of change	:	**Resignation**
* Designation	:	**Director**
* Directorate	:	○ **Executive** ● **Independent & Non Executive** ○ **Non Independent & Non Executive**
* Name	:	**Dato' Mohamed Azman bin Yahya**
* Age	:	**40**
* Nationality	:	**Malaysian**
* Qualifications	:	**Degree in Economics (Hons) from the London School of Economics & Political Science, University of London** **Associate Member of the Institute of Chartered Accountants in England and Wales** **Member of the Malaysian Institute of Accountants** **Fellow of the Malaysian Institute of Bankers**
* Working experience and occupation	:	**Group Chief Executive of Symphony House Berhad**
* Directorship of public companies (if any)	:	**Pharmaniaga Berhad, Malaysian Airline System Berhad, Island & Peninsular Berhad, PLUS Expressways Berhad, AE Multi Holdings Berhad, Symphony House Berhad, Scomi Group Berhad, Pengurusan Danaharta Nasional Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**none**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**none**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

YBhg. Dato' Mohamed Azman will be joining the Board of Directors of Khazanah Nasional Berhad ("Khazanah"). As he will be required to devote substantial time and effort to assist in the transformation of the Khazanah Group, he has decided to step down from the Board of non-Khazanah related companies in which he is an independent director.

Form Version 2.0

Change in Chief Executive Officer

Submitted by S DARBY on 26-05-2004 05:24:02 PM
Reference No SD-040525-32910

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Sime Darby Berhad**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

*	Date of change	: **13-06-2004**
*	Type of change	: **Appointment**
*	Name	: **Dato' Haji Ahmad Zubair @ Ahmad Zubir bin Haji Murshid**
*	Age	: **46**
*	Nationality	: **Malaysian**
*	Qualifications	: **Diploma in Engineering Technology from Brighton Technical College** **Degree in Engineering from the University of Wales** **Completion of a Management Development Programme at Harvard Business School, USA**
*	Working experience and occupation	: **Managing Director of DMIB Berhad from August 2000 to October 2002** **Managing Director - Tyre Division of Sime Darby Berhad from November 2002 to September 2003** **Director - Heavy Equipment/Power and Allied Products Group of Sime Darby Berhad from October 2003 to-date**
*	Directorship of public companies (if any)	: **SD Holdings Berhad, Sime Malaysia Region Berhad, Port Dickson Power Berhad, DMIB Berhad**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **none**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **Options over 108,000 unissued shares in Sime Darby Berhad pursuant to the Sime Darby Employees' Share Option Scheme**

Remarks :

YBhg. Dato' Haji Ahmad Zubir started his career with the Sime Darby Group in 1981 when he joined Sime Tyres International (M) Sdn. Bhd. as an Industrial Engineer. In his 23 years of service, he rose through the ranks holding various senior positions in the Group.

Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 26-05-2004 05:24:00 PM
Reference No SD-040520-36457

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**
* Date of change	:	**12-06-2004**
* Type of change	:	**Redesignation**
* Previous Position	:	**Chief Executive Officer**
* New Position	:	**Director**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Tan Sri Nik Mohamed bin Nik Yaacob**
* Age	:	**55**
* Nationality	:	**Malaysian**
* Qualifications	:	**Diploma in Mechanical Engineering and Bachelor of Engineering (Hons) from Monash University, Australia** **Masters in Business Management from the Asian Institute of Management, The Philippines** **Completion of an Advanced Management Programme at Harvard University, USA**
* Working experience and occupation	:	**Group Chief Executive of Sime Darby Berhad from 1993 to-date**
* Directorship of public companies (if any)	:	**Sime UEP Properties Berhad, Tractors Malaysia Holdings Berhad, Sime Engineering Services Berhad, Consolidated Plantations Berhad, Port Dickson Power Berhad, SD Holdings Berhad, Sime Malaysia Region Berhad, DMIB Berhad**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**none**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**150,000 shares in Sime Darby Berhad** **Options over 140,000 unissued shares in Sime Darby Berhad pursuant to the Sime Darby Employees' Share Option Scheme** **10,000 shares in Sime UEP Properties Berhad**
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● **Yes** ○ **No**

Remarks :

YBhg. Tan Sri Nik Mohamed bin Nik Yaacob, who will reach the retirement age of 55 on 12th June 2004, will be retiring from service with the Sime Darby Berhad Group.